PRECIOUS METALS STORAGE AGREEMENT

THIS AGREEMENT effective as of May 22, 2015 (the “Agreement”) by and between Brink’s Global Services U.S.A., Inc. (referred to as “Brink’s”), and The Timothy Plan Family of Funds, with its principal place of business at 1055 Maitland Center Commons Maitland, FL 32751 (hereinafter referred to as “Customer”) sets forth the terms and conditions with respect to vaulting in the Brink’s facility locations as specified in Appendix A which is incorporated in this Agreement by reference (each location referred to as a “Brink’s Facility”).

Brink’s and Customer hereby agree as follows:

1. General. Brink’s has established in the name of Customer in each Brink’s Facility listed in Appendix A, an allocated gold account for the purpose of maintaining physical custody of gold (“Gold”) denominated in fine troy ounces or fine metric weight as appropriate, and/or an allocated silver account for the purpose of maintaining physical custody of silver (“Silver”) denominated in troy ounces as appropriate and/or an allocated platinum group metals account for the purpose of maintaining physical custody of platinum and/or palladium (“PGM”) denominated in troy ounces or metric weight as appropriate, (hereinafter each account individually referred to as an “Account” and, collectively, the “Accounts”). (Gold, Silver and PGM are herein also referred to, individually and collectively, as “Metal”). As requested by Customer, Brink’s may establish sub-Accounts of Metals in the Customer’s name, which may be collectively referred to with Accounts, as Accounts. In the Accounts, Gold will be accounted for in terms of fine troy ounces of Gold, to three decimal places, PGM will be accounted for in terms of troy ounces of Platinum or Palladium, as the case may be, to three decimal places, and Silver will be accounted for in terms of troy ounces of Silver to two decimal places. In no event will any Account be held in any name or list any party other than Customer and Customer hereby agrees that it will not provide any sub-Account information, other than quantities, to Brink’s.

2. Brink’s Liability. Brink’s agrees to assume the liability for loss, damage or destruction of the Metal stored in each Brink’s Facility up to the maximum liability amount applicable to the respective Brink’s Facility as set forth in Appendix A. Brink’s liability shall commence when possession of the Metal is taken at the Brink’s Facility, upon a Brink’s employee or agent signing a receipt for the Metal, following a physical count of the number of bars, coins or other form of Metal by the Brink’s Facility and Brink’s liability shall terminate when the Metal has been delivered from the Brink’s Facility to a carrier designated by Customer and the Brink’s Facility gets a receipt therefor. For the sake of clarity, where the carrier designated to transport the Metal is Brink’s or a Brink’s affiliate, such transportation shall be under a separate transport agreement between Brink’s or a Brink’s affiliate and Customer, and liability for loss, damage or destruction of the Metal during transport shall be governed by the terms and conditions of such transport agreement. It is understood and agreed that Brink’s maximum liability for any loss, damage or destruction of Metal is up to (but not exceeding) the applicable limit set forth in Appendix A for the respective Brink’s Facility, notwithstanding anything to the contrary contained in any invoice, receipt or other document delivered or received by the Brink’s Facility relating to the Metal handled by the Brink’s Facility under this Agreement. The parties hereto expressly understand and agree that Brink’s does not assume any liability as to the authenticity or assay characteristics of any Metal. It is further understood and agreed that the Brink’s Facility’s count of the Metal deposited in the Accounts shall be binding and conclusive.

3. Deposits. From time to time during the term of this Agreement, Customer may give written notice to the relevant Brink’s Facility of its intention to deposit Metal into an Account. Such written notice shall:

(i)	specify the amount of Metal (in the appropriate denomination) to be deposited into the Account;

(ii)	specify the Business Day (as defined below) upon which Customer shall deliver the Metal to the relevant Brink’s Facility' (the “Delivery Date”); and

(iii)	be accompanied by a bar list specifying, for each bar to be deposited, the bar number, the brand, the weight and the fineness and, in the case of a deposit of Gold the fine and gross troy ounce weight, and in the case of PGM and Silver the gross troy ounce weight. In the case of Metal to be deposited in other than bar form, such written notice shall specify the seal number, the brand, the fineness and the fine and/or gross weight, and in the case of coin, type and number of coins.

Such written notice must be received by the relevant Brink’s Facility at least two (2) Business Days prior to the Delivery Date. On the Delivery Date, the Brink’s Facility shall take possession of the Metal received as specified in Customer’s notice, deliver to Customer a written receipt therefor, and, concurrently therewith, credit the applicable Account with such Metal.

4. Withdrawals. From time to time during the term of this Agreement, Customer may give written notice to the relevant Brink’s Facility of its intention to withdraw Metal from an Account. Such written notice shall:

(i)	specify the amount of Metal (in the appropriate denomination) to be withdrawn from the Account;

(ii)	specify the Business Day on which Customer will take delivery of the Metal from the relevant Brink’s Facility (the “Withdrawal Date”);

(iii)	be accompanied by a bar list specifying, for each bar to be withdrawn, the bar number, the brand, the weight and the fineness and, in the case of a withdrawal of Gold, the fine and gross troy ounce weight; and in the case of PGM or Silver the gross troy ounce weight. In the case of a withdrawal of Metal in other than bar form, such written notice shall specify the seal number, the brand, the fineness and the fine (as applicable) and/or gross weight, and in the case of coin, the type and number of coins, and

(iv)	contain the name of Customer’s carrier or representative, vehicle model and registration number or other requested details of Customer’s carrier or representative authorized to take delivery of the Metal to be withdrawn from the Account.

Such written notice must be given to the relevant Brink’s Facility at least two (2) Business Days prior to the Withdrawal Date. Upon the relevant Brink’s Facility’s receipt of such written notice, the Brink’s Facility shall confirm such written withdrawal instructions by contacting one of the authorized persons appearing on Customer’s authorized persons list (the “Authorized Persons”), as may be amended in writing from time to time. Customer shall be responsible to ensure that each Brink’s Facility is furnished with a list of Authorized Persons as of the effective date of this Agreement. On the Withdrawal Date, the relevant Brink’s Facility will release such Metal to Customer’s carrier or representative and receive a written receipt therefor.

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5. Ownership and Segregation, All Metal held in the Account(s) shall remain the property of Customer at all times and Brink’s shall cause such Metal to be specifically identified and physically segregated at all times from coin, bullion and metal in any form whatsoever, the title to which is vested in any other person or entity, including Brink’s. Customer hereby warrants that it is either the owner or the authorized agent of the owner of the Metal. Customer further warrants that it is authorized to accept and is accepting the terms of this Agreement not only for itself but also as agent for or on behalf of all other parties who have or may hereafter have any interest in the Metal.

6. Access to Vault for Inventory Purposes, Upon two (2) Business Days’ prior written notice by Customer to the relevant Brink’s Facility, and in accordance with that Brink’s Facility’s vault procedures, the Brink’s Facility shall allow Authorized Persons to have access to the Metal in the Accounts upon presentation of proper credentials and during normal business hours in order to inspect and take inventory of the same. The Brink’s Facility shall co-operate with Customer in connection with such inspection and inventory. Customer shall indemnify and hold harmless Brink’s from any liability, loss, damage, cost or expense, including reasonable attorney’s fees, arising out of any bodily injury or death to any Authorized Person, or loss or destruction of or damage to the property, including the Metal, as a result of being on the Brink’s Facility, or entering or leaving therefrom, except where Brink’s is shown to be negligent. In order to provide the indemnity specified above, at all times during the term of this Agreement, Customer shall maintain at its sole cost and expense, and shall provide evidence of such to Brink’s, insurance coverage of the types and in the amounts set forth herein with a company or companies satisfactory to Brink’s:

(a) Comprehensive General Liability Insurance - For bodily injury and property damage, including blanket contractual liability, professional service liability and products and completed operations, in the amount of $2,000,000 combined single limit per occurrence. Said policy will contain a full and complete breach of warranty endorsement to the effect that the insurance coverage will not be invalidated as regards the interest of Brink’s by any act, failure to act, omission, or neglect of Customer which is in violation of the terms and conditions of such insurance. This policy will cover, among other risks, the contractual liability assumed under the indemnification provisions set forth in this section.

(b) Worker’s Compensation Insurance as required by applicable workers’ compensation laws or other similar programs related to the jurisdiction involved.

(c) Employer’s Liability Insurance in unlimited amounts where required by law and in all other jurisdictions an amount of $1,000,000 each accident for bodily injury by accident, $1,000,000 policy limit for bodily injury by disease and $1,000,000 each employee for bodily injury by disease.

(d) Crime and Fidelity Insurance - All employees of Customer must be fully bonded, either by a 3D bond or Crime or Fidelity insurance policy in the amount of $1,000,000 per occurrence.

The foregoing insurance policy or policies shall be written by a reputable insurance company or companies authorized or licensed to transact business in the jurisdiction where this Agreement shall be performed. Customer shall notify Brink’s in writing of any material modification, alteration, non-renewal or cancellation of such policy or policies at least thirty (30) days prior thereto. Customer shall furnish Brink’s with a certificate or certificates of insurance prior to the commencement of this Agreement.

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7. Fees and Charges.

a.	For the services contemplated under this Agreement, Customer agrees to pay Brink’s for such service charges and fees as agreed to between the parties as set forth in Appendix B, which is incorporated in this Agreement by reference, plus all applicable taxes that Brink’s is required to collect in connection with the services.

b.	An annual review of the service charges and fees set forth in Appendix B will take place on each one year anniversary of the effective date of this Agreement, however, at any time, upon written notice, Brink’s may increase service charges and fees in the event of a change in economic conditions beyond Brink’s control that increases operating costs incurred by a Brink’s Facility.

c.	If Customer defaults in the full and timely payment of any monies due Brink’s pursuant to this Agreement and the terms stated in Brink’s invoice, or otherwise defaults in the performance of any of Customer’s other obligations to Brink’s, then Customer shall be responsible for, including, but without limitation, the repayment of any legal fees and other reasonable costs and expenses incurred by Brink’s in the collection of any said monies due Brink’s (which monies, obligations, fees, costs and expenses shall hereinafter be collectively referred to as the “Unpaid Obligations”), and Brink’s, in addition to any and all other rights and remedies provided for in this Agreement and under the Uniform Commercial Code of the State of Connecticut shall be permitted to retain as a credit and to offset against such Unpaid Obligations, on a dollar for dollar basis, any Precious Metals deposited or caused to have been deposited with or otherwise delivered to Brink’s for safekeeping, transportation or any other purpose on behalf of Customer.

8. Account Statements. At the close of business of each Withdrawal Date or Delivery Date with respect to an Account, each Brink’s Facility will send to Customer a facsimile or electronic mail (e-mail) confirmation of the deposit or withdrawal of Metal to or from the Account on such date, together with a statement of the balance in such Account as of the close of business on such Business Day.

9. Insurance. Brink’s is not an insurer. Brink’s will, at its own expense, maintain insurance policies, which policies shall insure Brink’s against such risks assumed by Brink’s as described in Clause 1 hereof, subject always to the provisions and exclusions contained in this Agreement. Brink’s will furnish Customer with a certificate evidencing such insurance, upon request.

10. Notice of Claims. Customer shall give written notice to Brink’s within one (1) Business Day after Customer discovers any loss, damage or destruction of Metal in an Account, but in no event more than thirty (30) days after delivery by Brink’s to Customer of a statement of the balance in Customer’s Account in which a discrepancy first appears. Unless such notice is given as herein stated all claims shall be deemed waived. No action, suit or other proceeding to recover for any loss shall be brought against Brink’s unless notice shall have been given as stated herein and unless such action, suit or proceeding shall have been commenced within twelve (12) months from the time a claim is made pursuant to this paragraph.

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11. Loss Reimbursement. In the event of loss, damage or destruction of Customer’s Metal held in an Account at a Brink’s Facility, the parties shall promptly and diligently assist each other to establish the identity of the Metal lost, damaged or destroyed and shall take all such other reasonable steps as may be necessary to assure the maximum amount of salvage at a minimum cost. Affirmative written proof of the Metal lost, damaged or destroyed, subscribed and sworn to by Customer and substantiated by the books, records and accounts of Customer shall be furnished to Brink’s. Brink’s shall, after receipt from Customer of a proof of loss, and subject to the terms and conditions of this Agreement, make payment to Customer of the Market Value (as hereinafter defined) of the Metal in the Account which is the subject of such loss, damage or destruction, provided, however, that in the event Customer takes any salvage that is recovered, the value of such salvage shall be deducted from any payment that is required to be made by Brink’s under this section. If Customer does not take any salvage that is recovered, such salvage shall become the property of Brink’s and/or its insurers and the value thereof shall not be deducted from any payment required to be made by Brink’s. Market Value for this purpose shall be the Market Value, expressed in US Dollars, on the third Business Day following Customer’s notification to the Brink’s Facility of such loss, damage or destruction of Metal (the “Valuation Date”), times the declared number of fine troy ounces of Gold and troy ounces of PGM and Silver, as the case may be. The Market Value will be determined for Gold and Silver by reference to the spot price for gold and silver, as the case may be, as quoted by the London Bullion Market Association on the Valuation Date, and for PGM by reference to the spot price for platinum and palladium, as the case may be, as quoted by the London Platinum and Palladium Market Association on the Valuation Date. Upon payment of a claim by Brink’s, Customer hereby agrees to and does hereby assign to Brink’s all of its right, title and interest in the property rights of recovery against third parties that are the subject of a claim and to execute any documents necessary to perfect such assignment upon request by Brink’s or Brink’s insurers.

12. Limitation of Liability: Non-Hazardous Material: Force Majeure.

a. Brink’s shall not be liable for loss, damage or destruction of Metal or for non-performance or delays of service caused by or resulting from: (i) war, civil war, revolution, rebellion, insurrection, or civil strife therefrom, or any hostile act by or against a belligerent power; (ii) capture, seizure, arrest, restraint or detainment (piracy excepted), and the consequences thereof or any attempt thereat; (iii) derelict mines, torpedoes, bombs or other derelict weapons of war.

b. Notwithstanding anything in this Agreement to the contrary, in no case shall Brink’s be liable for loss, damage or destruction of Metal or for non-performance or delays of service, damage, liability, or expense directly or indirectly caused by or contributed to by or arising from: (i) any chemical, biological, or electromagnetic weapon; (ii). the use or operation, as a means for inflicting harm, of any computer, computer system, computer software, computer software programme, malicious code, computer virus or process or any other electronic system; (iii) ionising radiations from or contamination by radioactivity from any nuclear fuel or from any nuclear waste or from the combustion of nuclear fuel; (iv) the radioactive, toxic, explosive or other hazardous or contaminating properties of any nuclear installation, reactor or other nuclear assembly or nuclear component thereof; (v) any weapon or device employing atomic or nuclear fission and/or fusion or other like reaction or radioactive force or matter, or (vi) the radioactive, toxic, explosive or other hazardous or contaminating properties of any radioactive matter. The exclusion in this sub-clause (vi) does not extend to radioactive isotopes, other than nuclear fuel, when such isotopes are being prepared, carried, stored, or used for commercial, agricultural, medical, scientific or other similar peaceful purposes.

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c. Brink’s shall not be liable for loss, damage or destruction of Metal or for non -performance or delays of service, liability, cost or expense directly or indirectly caused by, resulting from or in connection with any act of terrorism or any action taken in controlling, preventing, suppressing or in any way relating to any act of terrorism. An act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organization(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of tire public, in fear.

d. Customer represents and warrants that no shipment or container tendered to the Brink’s Facility is or can be classified as hazardous material(s), substance(s) or waste(s) (hereinafter referred to as “hazardous materials”) as such terms are or may be defined, described or listed in any applicable laws, or pursuant to any applicable governmental agency, instrumentality or department regulations(s) or executive order(s) issued or enacted by any governmental entity in connection with environmental protection, health or safety. In the event the aforesaid representation and warranty is breached by Customer, knowingly or otherwise, Customer agrees to save, defend and hold Brink’s and the Brink’s Facility harmless and indemnify Brink’s and the Brink’s Facility from and against any claims, fines, penalties, damages, costs and attorneys’ fees which may be incurred by reason of this breach.

e. Brink’s shall not be liable for non-performance or delays of service caused by strikes, lockouts or other labour disturbances, riots, authority of law, acts of God or means beyond the control of Brink’s or the Brink’s Facility, but, subject to the conditions, limitations and exclusions set forth in this Agreement, Brink’s shall be liable for the loss, damage or destruction of any Metal received into its possession at any time not to exceed the maximum amount stated in this Agreement. Where the Brink’s Facility’s ability to perform its service obligations as detailed in this Agreement is compromised by labour disturbances, commercially reasonable efforts will be made by Brink’s to work with Customer to maintain the services.

f. The liability of Brink’s shall not, under any circumstances, include special, incidental, consequential, indirect or punitive losses or damages, or interest, whether or not caused by the fault or neglect of Brink’s and whether or not Brink’s had knowledge that such losses or damages might be incurred. Nothing in this Agreement limits or excludes Brink’s liability', if any, (1) for personal injury or death resulting from Brink’s negligence; (2) for any matter for which it would be illegal for Brink’s to exclude or attempt to exclude its liability; or (3) for fraud on the part of Brink’s.

13. Inability to Perform. In the event that (i) either Brink’s or Customer fails to perform any material obligation pursuant to the terms of this Agreement and does not cure such failure within thirty (30) days after the receipt of written notice thereof from the other party, (ii) either Brink’s or Customer shall be dissolved or adjudged bankrupt, or a trustee, receiver or conservator of such party or its property shall be appointed, or an application for any of the foregoing is filed, (iii) control of either Brink’s or Customer is taken over by any government or other public authority, or (iv) any government or governmental agency shall have taken any action which has materially adversely affected or will materially adversely affect a party’s ability to perform any of its obligations hereunder, and such action shall not have been rescinded or modified, and the adverse effects thereof shall not have been eliminated, within thirty (30) days after written notice of such action shall have been given to the other party, then this Agreement may be terminated at any time thereafter by Brink’s or Customer upon written notice to the other party. In such event, Brink’s shall promptly arrange for the delivery of all Metal held for Customer in accordance with Customer’s instructions at Customer’s expense.

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14. Notices. Unless otherwise specifically provided, all notices and other communications to a party hereunder shall be in writing (including facsimile, e-mail or similar writing) and shall be given by an authorized representative of the party giving such notice (as specified by such party to the other) if to Brink’s, to:

Telephone:	718 949 2186 Ext. 4271
Facsimile:	718 949 9100
Attention:	Richard Lotti National Manager — Vault Services Brink’s Global Services USA Inc. Vault Services 184-45 147th Ave Springfield Gardens, New York 11413

and, if to Customer, to

Telephone:	800-846-7526
Facsimile:	407-644-4574
Attention:	Arthur Ally President & Chairman The Timothy Plan Family of Funds 1055 Maitland Center Commons Maitland, FL 32751

15. Investment Advice. It is understood and agreed that, as part of the establishment of the Accounts, Brink’s has not undertaken a duty to supervise Customer’s investment in, or to make any recommendation to Customer with respect to, the purchase, sale or other disposition of, any Metal or the balances maintained in the Accounts.

16. Authority. Upon execution of this Agreement, Customer and Brink’s each represent to the other that they have full right, power and authority to execute, deliver and perform this Agreement, have taken all necessary corporate action to execute, deliver and perform this Agreement, and that this Agreement has been duly executed by their respective authorized officer, and that this Agreement constitutes its legal, valid and binding obligations.

17. Business Day. “Business Day” means any day on which Customer and the relevant Brink’s Facility are open for the conduct of transactions in bullion.

18. Waiver, The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive the party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

19. Entire Agreement/Amendments. This Agreement and the appendices that are incorporated herein by reference, each as may be amended from time to time, constitute the entire agreement between Customer and Brink’s with respect to the subject matter hereof and supersede and cancel any and all prior and/or contemporaneous offers, negotiations, promises, exceptions and understandings, whether oral or written, express or implied between the parties. This Agreement may not be waived, altered or amended except by an instrument in writing duly executed by Brink’s and Customer.

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20. Assignment. This Agreement shall be binding on Customer and Brink’s and their respective successors and assigns. Neither Customer nor Brink’s may assign or transfer its rights or obligations hereunder without the prior written consent of the other.

21. Term and Termination. This Agreement shall commence on the date first above written and shall continue until cancelled, by either party, on ninety (90) days’ written notice. Upon such termination, Brink’s shall deliver all Metal then credited to the Accounts to Customer’s designated carrier(s).

22. Governing Law. This Agreement and all transactions hereunder shall be governed by and construed in accordance with the laws of the State of New York.

23. Confidentiality. All information regarding the Accounts, including but not limited to, (i) kind, type, quantity, form and size of Metal in the Accounts at any time, (ii) customers of Customer to whom Metal is released, delivered or transferred, and (iii) shipments of Metal either into or out of the Accounts, is considered confidential. Customer and Brink’s shall keep such information confidential and not use such information, either for its own benefit or for the benefit of any third party or to disclose, either directly or indirectly, any such information, except (i) as required by law, (ii) as otherwise agreed in writing by Customer and Brink’s, and (iii) that Brink’s may use such information where subpoenaed by governmental authority or in litigation; provided, however, that Brink’s shall promptly notify Customer of the circumstances requiring such disclosure (unless such notice is prohibited by order, subpoena or by law), This Agreement is intended to be confidential and none of its terms shall be disclosed by Brink’s or Customer to any third party without the written consent of both parties, except as required by law.

24. Use of a Party’s Name. Neither party shall use the other party’s trade name, likeness, trademarks or logo, without the other party’s prior written consent, which includes but is not limited to any reference to the other party on websites or marketing materials.

This agreement supercedes and replaces all other agreements between the parties for storage of Metals.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by its duly authorized officers as of the date first written above.

For and on behalf of	For and on behalf of
Brink’s Global Services USA Inc.	The Timothy Plan Family of Funds

Name: Ben Van Kerkwijk	Name: Arthur Ally
Title: Vice President - Commodities	Title: President & Chairman

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Appendix A to the Precious Metals Storage Agreement effective as of May 22, 2015 by and between Brink’s Global Services U.S.A., Inc. and The Timothy Plan Family of Funds

Brink’s Facilities Performing Services Under the Agreement

Brink’s Facility Location	Maximum Liability Per Brink’s Facility On Any One Day
Brinks Global Services U.S.A. Inc. 184-45 147th Ave Springfield Gardens, N.Y. 11413	USD 15,000,000.00

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Appendix B to the Precious Metals Storage Agreement effective as of May 21, 2015 by and between Brinks Global Services U.S.A., Inc. and The Timothy Plan Family of Funds

Fees and Charges Effective as of May 22 2015:

Valuation Charge of 0.15% per annum invoiced monthly

Monthly charge calculation (applied to each metal type:

(No, of Ounces x CME Closing price) x (Valuation Charge)

There will be a Minimum Monthly Valuation Charge of $700.00 per month per Facility Location if the aggregate Valuation Charges of all metal type in inventory falls below $700

Handling Charges

$35 per man hour (All handling performed under dual control for a total of $70 per hour total charge to be applied) or fraction thereof for all time required by Brink’s to (i) transfer Property in or out of inventory, (ii) prepare out going orders of Property released from inventory, (iii) verification of all Property received into inventory, (iv) handle Property received by or delivered to individuals or armored carriers and (v) research discrepancies or customer research requests.

Payment Terms — 30 days within receipt of Invoice.

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